UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

MoneyHero Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

G6202B 101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6202B 101	13G	Page 1 of 6 Pages

1	Name of Reporting Person Bridgetown LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 20,156,613(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 20,156,613(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,156,613(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 39.8%(2)
12	Type of Reporting Person OO

(1)

Reflects (i) 451,839 Class A ordinary shares (“Class A Ordinary Shares”), (ii) 12,659,892 Class A Ordinary Shares issuable upon the conversion of the same number of Class B ordinary shares (“Class B Ordinary Shares”), (iii) 6,449,936 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares (“Warrants”) and (iv) 594,946 Class B Ordinary Shares held by Steven Teichman, which Bridgetown LLC (“Bridgetown”) may acquire from time to time at its discretion (“the Option”).

(2)

Calculated based on 25,280,667 issued and outstanding Class A Ordinary Shares, as disclosed in the Issuer’s Form F-1 filed with the SEC on October 27, 2023, as amended, and as increased by the 25,345,832 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares and preference shares (“Preference Shares”) and the exercise of the Warrants beneficially owned by Bridgetown, Enterprise Innovation Holdings Limited (“EIHL”) and Li Tzar Kai, Richard (“Mr. Li”) (collectively, the “Reporting Persons”).

CUSIP No. G6202B 101	13G	Page 2 of 6 Pages

1	Name of Reporting Person Enterprise Innovation Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 12,138,473(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,138,473(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,138,473(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 24.0%(2)
12	Type of Reporting Person OO

(1)

Reflects (i) 7,212,571 Class A Ordinary Shares, (ii) 1,692,419 Class A Ordinary Shares issuable upon the conversion of Preference Shares and (iii) 3,233,483 Class A Ordinary Shares issuable upon the exercise of Warrants.

(2)

Calculated based on 25,280,667 issued and outstanding Class A Ordinary Shares, as disclosed in the Issuer’s Form F-1 filed with the SEC on October 27, 2023, as amended, and as increased by the 25,345,832 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares and Preference Shares and the exercise of the Warrants beneficially owned by the Reporting Persons.

CUSIP No. G6202B 101	13G	Page 3 of 6 Pages

1	Name of Reporting Person Li Tzar Kai, Richard
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,035,998(1)
	6	Shared Voting Power 32,295,086(2)
	7	Sole Dispositive Power 1,035,998(1)
	8	Shared Dispositive Power 32,295,086(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 33,331,084
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 65.8%(3)
12	Type of Reporting Person IN

(1)

Includes (i) 320,842 Class A Ordinary Shares held by E Capital (Select) Limited (“E Capital”) and (ii) 715,156 Class A Ordinary Shares issuable upon the conversion of Preference Shares held by E Capital.

(2)

Reflects 7,664,410 Class A Ordinary Shares, (ii) 13,254,838 Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares (inclusive of 594,946 acquirable upon exercise of the Option), (iii) Warrants to acquire 9,683,419 Class A Shares, and (iv) 1,692,419 Class A Ordinary Shares issuable upon the conversion of Preference Shares.

(3)

Calculated based on 25,280,667 issued and outstanding Class A Ordinary Shares, as disclosed in the Issuer’s Form F-1 filed with the SEC on October 27, 2023, as amended, and as increased by 25,345,832 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares and Preference Shares and the exercise of the Warrants beneficially owned by the Reporting Persons.

CUSIP No. G6202B 101	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

MoneyHero Limited.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore.

Item 2(a).	Name of Person Filing:

(i) Bridgetown LLC;

(ii) Enterprise Innovation Holdings Limited; and

(iii) Li Tzar Kai, Richard.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The address of the principal business and principal office of each of Bridgetown and Mr. Li is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong. The address of the principal business and principal office of Enterprise Innovation Holdings Limited is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

Item 2(c).	Citizenship:

Bridgetown is a Cayman Islands limited liability company. EIHL is a Cayman Islands exempted company. Mr. Li is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share, of the Issuer.

Item 2(e).	CUSIP Number:

G6202B 101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page and is incorporated herein by reference.

Bridgetown directly holds (i) 451,839 Class A Ordinary Shares, (ii) 12,659,892 Class B and Ordinary Shares convertible one-for-one into Class A Ordinary Shares and (iii) Warrants to acquire 6,449,936 Class A Ordinary Shares and has a right to acquire, in its discretion, 594,946 Class B Ordinary Shares held by Steven Teichman. Four managers of Bridgetown collectively have voting and investment power over such securities held and acquirable by Bridgetown.

CUSIP No. G6202B 101	13G	Page 5 of 6 Pages

EIHL directly holds (i) 7,212,571 Class A Ordinary Shares, (ii) 1,692,419 Preference Shares convertible one-for-one into Class A Ordinary Shares and (iii) Warrants to acquire 3,233,483 Class A Ordinary Shares issuable upon the exercise of Warrants. The board of directors of EIHL has voting and investment power over such securities held by EIHL.

E Capital directly holds (i) 320,842 Class A Ordinary Shares and (ii) 715,156 Preference Shares convertible one-for-one into Class A Ordinary Shares. The board of directors of E Capital has voting and investment power over such shares held by E Capital.

Mr. Li. is the ultimate beneficial owner of Bridgetown and may therefore be deemed to beneficially own the reported Issuer securities directly held or acquirable by Bridgetown. Mr. Li also has indirect majority ownership of the FWD group, of which EIHL is a member, and may therefore be deemed to beneficially own the reported Issuer securities directly held by EIHL. In addition, Mr. Li is the indirect owner of E Capital and may therefore be deemed to beneficially own the Issuer securities directly held by E Capital.

Mr. Li disclaims beneficial ownership of the reported securities and the filing of this statement shall not be construed as an admission that Mr. Li is the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 - Joint Filing Agreement

CUSIP No. G6202B 101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

BRIDGETOWN LLC

By:	/s/ Hei Wa Jacqueline Thong
Name:	Hei Wa Jacqueline Thong
Title:	Manager

ENTERPRISE INNOVATION HOLDINGS LIMITED

By:	/s/ Andreas Hoffmann
Name:	Andreas Hoffmann
Title:	Authorized Person

Li Tzar Kai, Richard

By:	/s/ Li Tzar Kai, Richard
Li Tzar Kai, Richard